UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January 2008
Commission File No: 001-13922
PETRO-CANADA
(Name of registrant)

150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3E3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: January 31, 2008	/s/ Hugh L. Hooker
Name: Hugh L. Hooker
Title: Chief Compliance Officer, Corporate Secretary, Associate General Counsel

EXHIBIT INDEX
Exhibit	Description

99.1	Petro-Canada's Fourth Quarter 2007 Management’s Discussion and Analysis
99.2	Certificates Regarding Section 302 of the Sarbanes-Oxley Act
99.3	Certificates Regarding Section 906 of the Sarbanes-Oxley Act